Mail Stop 4561

May 9, 2006

David J. Wagner
Senior Vice President, Finance
and Chief Financial Officer
Entrust, Inc.
One Hanover Park, Suite 800
16633 Dallas Parkway
Addison, TX 75001

       Re: Entrust, Inc.
               Form 10-K for the Fiscal Year Ended
               December 31, 2005
               Filed March 3, 2006
               Form 8-K Filed April, 2006
               File No. 000-24733

Dear Mr. Wagner:

We have reviewed your response to our letter dated April 14, 2006 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In connection with our prior comment letter dated April 14, 2006, we note that you did not provide, as previously requested, a statement in writing that the company acknowledges:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide us with these acknowledgements and be advised that a letter signed by counsel would not satisfy the requirement of this comment. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Form 8-K filed April 25, 2006

2.   Please refer to comment 3 in our letter dated April 14, 2006. We have reviewed your response, as well as your non-GAAP presentation in your most recent 8-K filed April 25, 2006, and believe that the nature, content and format of your non-GAAP Condensed Consolidated Statements of Operations presentation in this 8-K does not appear to comply with Item 100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Additionally, this presentation creates a number of unique non-GAAP measures as each GAAP financial item adjusted to arrive at non-GAAP results, such as Cost of Revenues, Gross Profit, Operating Expenses, among others, are considered non-GAAP financial measures and each require all of the disclosures pursuant to Regulation G, Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). Please revise your presentation in future filings to eliminate this presentation or provide disclosures for each unique non-GAAP measure included in this presentation as noted in Question 8 of the FAQ. Further discuss the nature of each expense excluded from your non-GAAP measures (stock compensation expense, amortization of intangibles, etc.) their recurring or non-recurring nature, their significance to an investor in evaluating the Company's financial condition and/or results of operations and whether they related to material known trends, events or uncertainties that must be disclosed.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of

Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief